FORM 51-102F3

MATERIAL CHANGE REPORT


1. Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2. Date of Material Change

The material change occurred on October 3, 2008.


3. Press Release

On Friday, October 3, 2008 at approximately 1:00 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its North American Disclosure, European Financial and Russia CIS Nations networks. A copy of the press release has also been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).


4. Summary of Material Change

On October 3, 2008, the Corporation announced that it had been advised that the lender to a wholly-owned subsidiary of OJSC Russian Machines ("Russian Machines") has realized against the 20 million Magna Class A Subordinate Voting Shares pledged as security for the financing obtained by Russian Machines for its September 20, 2007 investment in Magna, and accordingly, Russian Machines' participation in the arrangements entered into with the Stronach Trust in connection with this investment has terminated.


5. Full Description of Material Change

Description of Transaction and Material Terms

On October 3, 2008, the Corporation announced that it had been advised that the lender to a wholly-owned subsidiary of Russian Machines has realized against the 20 million Magna Class A Subordinate Voting Shares pledged as security for the financing obtained by Russian Machines for its September 20, 2007 investment in Magna, and accordingly, Russian Machines' participation in the arrangements entered into with the Stronach Trust in connection with this investment has terminated.

As a result of the termination of these arrangements, among other things:

* up to 20 million Magna Class A Subordinate Voting Shares have been or will be disposed of at the direction of Russian Machines' lender;

* Russian Machines will cease to be an indirect shareholder of M Unicar Inc., the holding company formed to hold the Magna shares of the Stronach Trust, Russian Machines and certain members of Magna's management;

* M Unicar Inc. will continue to be indirectly controlled by the Stronach Trust, and following the sale of the 20 million Magna Class A Subordinate Shares, will continue to own all of the outstanding 726,829 Magna Class B Shares, as well as 605,000 Magna Class A Subordinate Voting Shares, repre-senting approximately 66% of all votes attributable to both classes of shares; and

* Russian Machines will cease to be an indirect shareholder in the European company through which Frank Stronach provides consulting services in relation to Magna's business outside Canada and Austria.


6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.


7. Omitted Information

Not applicable.


8. Executive Officer

For further information, please contact Bassem A. Shakeel, Secretary of the Corporation at 905-726-7070.


DATED at Aurora, Ontario the 3rd day of October, 2008.